                                   Filed by: American Century Mutual Funds, Inc.
                                                  Pursuant to Rule 425 under the
                                              Securities Act of 1933, as amended

                                               Subject Company: Kopp Funds, Inc.
                                       Investment Company Act File No. 811-08267

November 15, 2006

Dear Fellow Shareholders,

Kopp Investment Advisors has entered into an agreement in principle to sell Kopp
Funds,  our retail  mutual  fund  business,  to  American  Century  Investments.
Assuming the requisite  shareholder approval is obtained,  the sale is scheduled to be  completed  in the first  quarter of 2007.  You should have  received  the applicable proxy voting materials in the mail.

American Century is a highly regarded  investment  manager that I believe shares many of the same  investing,  cultural  and business  values as Kopp  Investment
Advisors.  The  acquisition of the Kopp mutual funds by American  Century should provide a number of benefits for Kopp shareholders including:

         * A parent company focused primarily on the mutual fund business.
         * Proven performance from a seasoned growth investor.
         * Broader product choices and award winning services.

Upon  completion  of the  transaction,  the Kopp  Emerging  Growth  Fund will be reorganized  into the American  Century New  Opportunities  II Fund and the Kopp
Total Quality  Management  Fund will be  reorganized  into the American  Century
Equity Growth Fund.

In recent  years,  it has been  increasingly  difficult for small fund groups to thrive.  Heightened  regulatory  and  compliance  burdens along with  aggressive industry competition require the scale of a larger firm like American Century.

As an increasing  share of industry assets move to the largest  companies,  many funds  have  determined  that  consolidation  is  in  their  shareholders'  best interest.  At least eight fund groups have changed hands in 2006 alone. American
Century Investments has been one of the consolidators.

We are proud to have had the  opportunity to serve Kopp Funds since 1997.  Going forward,  Kopp Investment Advisors will focus exclusively on our private account management.  Sally Anderson and I will lead the investment team and look forward to continuing to serve our private account clients.

Turning  to the  markets,  we've  seen  headlines  recently  about the Dow Jones
Industrial Average surpassing the highs achieved in early-2000,  but that narrow gauge of 30  large-cap  stocks  doesn't  show the  whole  picture.  The  broader averages are still off their highs. The Standard & Poor's 500-stock index is still 13% below its highest  close in the previous  bull market.  And the NASDAQ
Composite Index is 55% below its record high.

Investors need to remember, however, that the NASDAQ rose far higher at the peak than did the other  indices,  so when the pullback came, it fell further too. An article  in the New York  Times  points  out that "one  reason  the Dow may have recovered  faster is that it had a shorter  path to travel."  While the Dow only fell 38%,  peak to trough,  the S&P  declined  49% and the NASDAQ  plunged a whopping 78%.

Looking  forward,  we are  optimistic  due to two  key  drivers,  liquidity  and earnings.  Liquidity is good, as cash on the sidelines remains plentiful-cash in investors'  pockets as well as cash on corporate  balance sheets.  Dividends and share  buybacks are obviously the fastest and easiest ways for  corporations  to employ their cash for the benefit of shareholders, and those two categories have been running well above historic norms during a typical economic recovery. Bear,
Stearns  &  Co.  points out that  M&A  and capital  expeditures,  though increasing, have so far remained below the norm. Perhaps we are reaching a point at which this will change.  Morgan  Stanley's new survey of CFOs points out that
M&A  activity has moved up the priority list for CFOs. In fact, it ranked #1 this year (up from #7 in 2005) as the most  important  planned use of  corporate capital over the year ahead.  Capital  expenditures  on new projects  ranked #2.
Accelerated spending in these areas would definitely benefit many of our stocks.
In addition, earnings in recent quarters have generally surprised on the upside.
While earnings growth is slowing  somewhat,  we believe analysts  recognize that and  estimates  reflect  that.  Slower but steady  growth can  continue  to be a driver.

For the year ended  September  30, 2006,  the Emerging  Growth Fund saw the most benefit from  investments in Software and also Wireless  Systems and Components.
For Software,  product upgrade cycles, business investment,  and some merger and acquisition activity were contributing factors. For Wireless, the most important factor was carrier  investment in network  upgrades.  The Life Sciences area was the most  challenging  as the area in general was out of favor.  The strategy of the  Emerging  Growth  Fund is to focus on those  areas of the economy and those individual companies that we believe have the potential for above average growth over a period of years.  From  quarter to quarter,  areas may come in and out of favor with the market.  We believe that over time, as the companies we invest in grow their businesses,  the market will eventually recognize that growth and the stock prices will  appreciate  accordingly.  The growth that the companies show, while primarily  affected by the success of their products and strategies,  will also depend on the general economy and, based on current  holdings,  on business investment in particular. We view the current outlook for business investment as favorable.

For the Total Quality Management Fund, the Consumer  Discretionary and Materials
sectors  provided  the  greatest  benefit  relative to the  benchmark  while the
Financial sector had relatively weaker performance. The strategy of the TQM fund is not based on a particular outlook for the economy.  Instead,  we believe that over time, companies with a Quality Advantage are likely to outlast, outpace and outperform  their  competitors.  The  strategy  is based on holding  investments chosen from a large number of industry  groups using the  advisor's  proprietary
Quality scoring system to select those companies viewed as the most effective at implementing  and using Quality systems to gain a competitive  advantage.  It is our view that a  portfolio  of  companies,  each  chosen for having the  highest
Quality  score  versus  its  industry  peers,  will  provide a solid core for an investment portfolio across a wide range of economic and market conditions.

Sincerely,

Lee Kopp
President
Kopp Investment Advisors

IT SHOULD NOT BE ASSUMED  THAT  EITHER  FUND'S  STOCK  SELECTION  OR  INVESTMENT
PHILOSOPHY WILL BE PROFITABLE OR WILL EQUAL PAST  PERFORMANCE.  BECAUSE OF DAILY
MARKET  FLUCTUATIONS,  CURRENT FUND  PERFORMANCE  MAY ALSO BE DIFFERENT FROM THE
PERFORMANCE  DESCRIBED IN THIS REPORT. SMALL- AND MID-CAP STOCKS INVOLVE GREATER
RISKS AND VOLATILITY THAN THOSE OF LARGER, MORE ESTABLISHED COMPANIES. POTENTIAL
FOR PROFIT ENTAILS POSSIBILITY OF LOSS.

THIS SHAREHOLDER  LETTER IS FOR GENERAL  INFORMATION ONLY AND IS NOT INTENDED TO
PROVIDE SPECIFIC ADVICE OR STOCK  RECOMMENDATIONS TO ANY INDIVIDUAL.  IT IS ALSO
NOT A  SOLICITATION  FOR THE  PURCHASE  OR SALE OF ANY  SECURITY  OR  INVESTMENT
ADVISORY  SERVICE.  THE  OPINIONS  IN THE  LETTER  ARE THOSE OF KOPP  INVESTMENT
ADVISORS, ARE SUBJECT TO CHANGE WITHOUT NOTICE, AND MAY NOT COME TO PASS. FUTURE
INVESTMENT  DECISIONS  AND  COMMENTARY  MAY BE MADE  UNDER  DIFFERENT  ECONOMIC,
MARKET,  AND INDUSTRY  CONDITIONS FROM THOSE EXISTING AT THE TIME THE LETTER WAS
WRITTEN.

A  STOCK  MARKET  INDEX  IS  UNMANAGED  AND  DOES  NOT  CHARGE   ADVISORY  FEES,
TRANSACTIONS  COSTS, OR OTHER EXPENSES INCURRED BY A MUTUAL FUND. ANY INDEX WILL
INCLUDE A DIFFERENT DEGREE OF INVESTMENT IN INDIVIDUAL  SECURITIES,  INDUSTRIES,
OR  SECTORS  FROM THE  KOPP  EMERGING  GROWTH  FUND OR THE  KOPP  TOTAL  QUALITY
MANAGEMENT  FUND.  THE  MENTION  OF AN INDEX  DOES NOT MEAN THAT THE INDEX IS AN
APPROPRIATE  BENCHMARK  FOR THE FUND.  ALTHOUGH  THE DATA IN THE LETTER HAS BEEN
OBTAINED  FROM  SOURCES  BELIEVED  RELIABLE,  KOPP  INVESTMENT  ADVISORS  CANNOT
GUARANTEE THE ACCURACY OF SUCH INFORMATION.

THIS REPORT IS NOT  AUTHORIZED  FOR  DISTRIBUTION  TO  PROSPECTIVE  INVESTORS IN
EITHER FUND UNLESS PRECEDED OR ACCOMPANIED BY A PROSPECTUS. FOR MORE INFORMATION
ON EITHER FUND, INCLUDING CURRENT PERFORMANCE AND EXPENSES,  CALL 1-888-533-KOPP
FOR A FREE PROSPECTUS.  IT DESCRIBES THE INVESTMENT OBJECTIVES,  RISKS, CHARGES,
EXPENSES,  AND OTHER  INFORMATION.  READ IT CAREFULLY  BEFORE YOU INVEST OR SEND
MONEY. EACH FUND SHOULD BE USED IN A PROGRAM OF DIVERSIFIED INVESTING AND NOT AS
A COMPLETE INVESTMENT PROGRAM.

IMPORTANT DISCLOSURE INFORMATION
THE  INFORMATION  INCLUDED HEREIN IS NOT AN OFFER TO SELL, NOR A SOLICITATION OF
AN OFFER TO BUY, SHARES OF ANY INVESTMENT  COMPANY,  NOR IS IT A SOLICITATION OF
ANY PROXY. AMERICAN CENTURY MUTUAL FUNDS, INC. AND AMERICAN CENTURY QUANTITATIVE
EQUITY FUNDS,  INC. HAVE FILED A PROXY  STATEMENT/PROSPECTUS  AND OTHER RELEVANT
DOCUMENTS  REGARDING  THE  REORGANIZATION  OF  THE  KOPP  FUNDS  WITH  THE  U.S.
SECURITIES  AND EXCHANGE  COMMISSION  (THE "SEC").  INVESTORS  ARE URGED TO READ
THESE  DOCUMENTS   BECAUSE  THEY  CONTAIN   IMPORTANT   INFORMATION   ABOUT  THE
REORGANIZATIONS  AND RELATED  MATTERS.  YOU MAY OBTAIN THESE  DOCUMENTS  FREE OF
CHARGE AT THE SEC WEBSITE (WWW.SEC.GOV).

KOPP FUNDS ARE  DISTRIBUTED BY CENTENNIAL  LAKES  CAPITAL,  LLC, A MEMBER OF THE
NASD AND AN AFFILIATE OF KOPP INVESTMENT ADVISORS, LLC AND THE FUNDS.

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